100 Pearl Street, Hartford, CT 06103	800.248.7971	VIRTUS.COM

November 13, 2014

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:             Elizabeth Besinger, Division of Investment Management

Re:	Virtus Opportunities Trust

File Nos. 033-65137 and 811-07455

Post-Effective Amendment No. 72

Dear Ms. Besinger:

Thank you for your telephonic comments on October 16, 2014 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2014. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on November 13, 2014.

Comment 1.       Cover page. In your subsequent filing, please update the prospectus and Statement of Additional Information (“SAI”) covers to show ticker symbols for the new fund. Please also update the Edgar database with said symbols.

Response 1.       We will update the prospectus and SAI covers in our upcoming 485BPOS filing. We will also update the Edgar data base as soon as practicable.

Comment 2.       Page 1, Fees and Expenses. Regarding “Shareholder Fees,” if Class A Shares can have both front end sales charges and contingent deferred sales charges, please include the cumulative maximum load per Instruction 2(a)(ii) of Item 3.

Response 2.       The Deferred Sales Charge shown for Class A shares has historically applied only in very limited circumstances, which are described in footnote (a) and in the section “Contingent Deferred Sales Charge You May Pay on Class A Shares.” With the recent closing of our money market funds, the application of this CDSC will become even rarer. Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Since this CDSC is only charged on accounts under such limited circumstances, we do not believe it rises to the level of requiring disclosure in the fee table. We therefore have removed the reference to a CDSC on Class A shares from the table, along with footnote (a).

Comment 3.       Page 1, Fees and Expenses. Please add the phrase “after expenses reimbursed” or similar to the caption of the last line of the Annual Fund Operating Expenses table.

Response 3.       We have made the requested change.

Comment 4.       Page 1, Fees and Expenses, footnote (a). Please consider revising the language of footnote (a) to clarify the circumstances under which the Class A CDSC would apply.

Securities distributed by VP Distributors, LLC

Response 4.       We have removed footnote (a) for the reasons noted in Response #2.

Comment 5.       Page 1, Fees and Expenses, footnote (d). Please revise footnote to state who can terminate the expense reimbursement arrangements and under what circumstances.

Response 5.       We have made the requested change.

Comment 6.       Page 1, Expense Example. Please revise the disclosure for Class A Shares to show both sold and held amounts due to the possible application of the Class A CDSC.

Response 6.       We have removed the reference to a CDSC on Class A shares from the Shareholder Fees table, as described in Response #2. We have therefore made no revision in response to this comment.

Comment 7.       Page 1, Portfolio Turnover. Please add disclosure to indicate that portfolio turnover information is not included since the fund has had no operations.

Response 7.       We have made the requested change.

Comment 8.       Page 1, Fund Name. Please add disclosure describing how the fund will tie economically to a number of countries throughout the world as required by the SEC name rule and related guidance.

Response 8.       We have added the requested disclosure.

Comment 9.       Page 2, Principal Investment Strategies. Please provide more information about the referenced index so investors have a better feel of what the fund will invest in. For example, will it be all non-U.S. companies meeting the disclosed criteria?

Response 9.       We believe the current disclosure provides an appropriate level of detail as to the composition of the index and have therefore made no changes in response to this comment.

Comment 10.       Page 2, Principal Risks. Please provide here, and in response to Item 9(c), disclosure related to risks of small and medium capitalization companies.

Response 10.       We have added the requested disclosure.

Comment 11.       Page 2, Principal Risks, introductory paragraph. With respect to the disclosure beginning with “Investment values can decrease for a number of reasons” and ending with “realization of capital gains and increasing the fund’s transaction costs,” please confirm supplementally that this disclosure describes principal risks of the fund or remove as disclosure that is not required is not permissible.

Response 11.       We believe that the referenced disclosure does in fact describe principal risks that apply to the fund and therefore have made no changes in response to this comment.

Comment 12.       Page 2, Principal Risks. With respect to “Correlation to Index Risk,” please remove the reference to “sample selection” as this factor does not appear to apply to the fund, or clarify how it does apply.

Response 12.       We have removed the referenced disclosure.

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Comment 13.       Page 2, Principal Risks. With respect to “Sector Focused Investing Risk,” please revise principal investment strategies to include the strategy of focusing in a particular market sector or remove as a risk. Please also confirm that any such sector focused investing is consistent with the fund’s concentration policy.

Response 13.       We have revised the principal investment strategies to include disclosure related to the referenced sector focused investing risk. We hereby confirm that the fund’s sector focused investing strategy is consistent with the fund’s concentration policy.

Comment 14.       Page 4, More Information About Fund Expenses. Please reconcile the disclosure under the table with the footnote (d) to the Fees and Expenses table regarding contractual vs. voluntary arrangements. Please also reconcile the contents of this paragraph with the disclosure in referenced footnote (d) and also similar disclosure in the SAI.

Response 14.       We have made the requested changes.

Comment 15.       Page 6, Principal Investment Strategies. Regarding the statement “composed of non-U.S. exchange-listed companies,” please disclose whether these are all public companies or only in developed countries.

Response 15.       We have added the requested disclosure.

Comment 16.       Page 6, Principal Investment Strategies. Regarding the phrase “the manager believes,” please clarify who the manager is and whether we are referring to manager of the index or the fund?

Response 16.       We have made the requested change.

Comment 17.       Page 6, Principal Investment Strategies. Regarding the list of criteria for inclusion in the index, please consider disclosing that the companies must be non-U.S. companies.

Response 17.       We have added the requested disclosure.

Comment 18.       Page 6, Principal Investment Strategies. Regarding the list of criteria for inclusion in the index, please disclose how information is obtained and analyzed to determine companies included in the index and any associated risks regarding the gathering and analysis of such information, such as any lag.

Response 18.       As stated in the prospectus, the index is maintained by the parent company of the fund’s subadviser, and internal reports highlighting differences between the index and the fund’s holdings are generated daily in an effort to minimize tracking error. We do not believe that there is a realistic risk of the subadviser failing to gather and analyze the information regarding what companies are included in the index. Therefore, we have made no changes in response to this comment.

Comment 19.       Page 6, Principal Investment strategies, bullet #4. Please include in this bullet the definition for “ETFs.”

Response 19.       We have added the requested disclosure.

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Comment 20.       Page 6, Principal Investment Strategies, bullet #6. Please explain in “plain English” what is meant by “trailing three month average daily value traded.”

Response 20.       We have revised the referenced disclosure as requested.

Comment 21.       Page 6, Principal Investment Strategies, bullet #7. Please reconcile the statement “in the case of initial public offerings” with the requirement that the company has to have been “publicly listed for at least two years.” Please also explain the concept of “component security.”

Response 21.       We have removed the references to “initial public offerings” and to “component security.”

Comment 22.       Page 6. Principal Investment Strategies, paragraph following bullets. Please re-word this disclosure using “plain English” principles.

Response 22.       We have revised the disclosure as requested.

Comment 23.       Page 10, Additional Investment Techniques, Equity REIT Securities Risks. Please define “REIT” at first use of abbreviation.

Response 23.       We have made the requested change.

Comment 24.       Page 10, Additional Investment Techniques, Equity REIT Securities Risks. Please explain whether Equity REITs are included in the INWTR index. If not, please disclose the maximum percentage of assets that the fund may invest in such securities.

Response 24.       Equity REITs may be included in the INWTR index. We have therefore made no changes in response to this comment.

Comment 25.       Generally, please consider removing references to other funds and underlying funds throughout the prospectus.

Response 25.       As we discussed on our call, upon the fund’s effectiveness, all prospectus and SAI disclosure concerning the fund will be combined into the multi-fund statutory prospectus and SAI covering all of the funds of Virtus Opportunities Trust. Once combined, any such references would be appropriate in the context of the prospectus and SAI covering multiple funds. The fund will not have a stand-alone statutory prospectus or SAI at this time; if at some later date the fund were to have a stand-alone statutory prospectus and/or SAI, we would be sure to remove such reference.

Comment 26.       Page 12, Pricing of Fund Shares, “How are securities fair valued?” In the fourth paragraph, relating to fair valuing of foreign securities, if such fair valuation is performed by a third-party vendor, please disclose that such vendor will determine value under policies adopted by the Board.

Response 26.       We have added the requested disclosure.

Comment 27.       Page 13, Sales Charges, “What arrangement is best for you?” Under “Class A Shares,” in the parenthetical reference to other disclosure, please also reference “Sales Charge Reductions and Waivers.”

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Response 27.       We have added the requested disclosure.

Comment 28.       Page 13, Sales Charges, “What arrangement is best for you?” Regarding the disclosure under “Class A Shares,” please explain supplementally what a finder’s fee is and whether an investor would know if one was paid in connection with his or her purchase of Class A Shares.

Response 28.       A “finder’s fee” is paid to a broker on eligible purchases in excess of $1 million. The transaction confirmation statement for an investor’s redemption of an amount on which a finder’s fee had been paid would show the amount to which the CDSC had been applied. We have revised the referenced disclosure to clarify when a finder’s fee would be paid.

Comment 29.       Page 14, Sales Charges, Initial Sales Charge Alternative—Class A Shares.” Please confirm cross reference to SAI or remove, since similar disclosure appears below in the prospectus.

Response 29.       We have removed the cross-reference to the SAI.

Comment 30.       Page 14, Sales Charges, Class A Sales Charge Reductions and Waivers. Please provide disclosure that ties this section to the earlier Class A disclosure that sets out breakpoints on sales charges and make clear that this section discloses how an investor may meet the breakpoints in the table. Please also clarify that the reductions and waivers described do not apply to any CDSC that may apply to a Class A Share redemption.

Response 30.       We have made the requested changes.

Comment 31.       Page 14, Sales Charges, Class A Sales Charge Reductions and Waivers. This disclosure appears to be missing “Gifting of Shares” that appears in the SAI.

Response 31.       The referenced “Gifting of Shares” disclosure appears on page 15, under “Right of Accumulation.”

Comment 32.       Page 16, Sales Charges, Deferred Sales Charge Alternative—Class C Shares.” Please clarify what is meant by “trade date” in the last sentence of the paragraph.

Response 32.       We have made the requested change.

Comment 33.       Page 18, Your Account, Step 1, last sentence. Please disclose the maximum amount of time the fund will take to inform an investor of a rejection.

Response 33.       We have added the requested disclsoure.

Comment 34.       Page 18, How to Buy Shares. Please provide a complete list of elements of “good order.”

Response 34.       We believe we have provided the appropriate level of information about what constitutes good order for a purchase. There are many variables as to the “appropriate application(s) and/or other form(s) and any supporting legal documentation required by the Transfer Agent” depending on the nature and circumstances of the investor and type of account. We believe that that level of detail in the prospectus could be more likely to cause confusion than resolve questions about what is required.

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Comment 35.       Page 19, Things You Should Know When Selling Shares. With respect to the fund’s ability to pay certain large redemptions in kind, please indicate (i) the types of securities that may be used (for example, liquid vs. illiquid); (ii) that securities received in kind may remain at market risk until sold; (iii) that brokerage commissions and capital gains may be incurred when converting securities received into cash; and (iv) if we may issue illiquid securities, that shareholders will bear the risk of not being able to sell securities at all.

Response 35.       We have added the requested disclosure.

Comment 36.       Page 19, Things You Should Know When Selling Shares. With respect to requests for redemption, please include a complete list of documents required for redemption request to be deemed in good order.

Response 36.       We believe we have provided the appropriate level of information about what constitutes good order for a redemption. There are many variables as to the “appropriate application(s) and/or other form(s) and any supporting legal documentation required by the Transfer Agent” depending on the nature and circumstances of the investor and type of account. We believe that that level of detail in the prospectus could be more likely to cause confusion than resolve questions about what is required.

Comment 37.       Page 21, Account Policies, Exchange Privileges. Please disclose the following, if true: (i) that the CDSC will be imposed on Class C Shares if exchanged within one year; (ii) that a shareholder who has paid a front end sales charge on his/her purchase of Class A Shares of the new fund will pay another front end sales charge when exchanging into Class A Shares of another fund; and (iii) that a shareholder subject to a CDSC on Class C Shares of the new fund will begin a new CDSC period when exchanging into Class C Shares of another fund.

Response 37.       None of these statements is true with respect to exchanges of fund shares; therefore we have made no changes in response to this item.

Comment 38.       Page 21, Account Policies, Exchange Privileges, last bullet. If the exchanges described in this bullet occur automatically or are mandatory, add disclosure required by Item 12(c)(3).

Response 38.       We have reviewed the disclosure as well as Item 12(c)(3) and continue to believe that the referenced disclosure is appropriate.

Comment 39.       Page 23. Tax Status of Distributions. Please add disclosure to the effect that exchanges of fund shares for another fund will be treated as a sale and any gain subject to tax, as required by Item 11(f)(3).

Response 39.       The disclosure required by Item 11(f)(3) currently appears in the section “Exchange Privileges,” however, we have revised the disclosure to more closely track that contained in Item 11(f)(3).

Comment 40.       Page 23. Please add disclosure to indicate that financial highlights are not included since the fund has had no operations.

Response 40.       We have added the requested disclosure.

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Comment 41.       SAI, Cover Page, first paragraph under table of funds/classes. Please add a reference to the prospectus date for the new fund’s prospectus.

Response 41.       We have added the requested disclosure.

Comment 42.       SAI, Page 29, More Information About Fund Investment Strategies and Related Risks, Derivative Investments. Please review derivatives disclosure in light of the Barry Miller letter to the ICI dated July 30, 2010.

Response 42.       We have reviewed the disclosure and the referenced letter and continue to believe that the referenced disclosure is appropriate.

Comment 43.       SAI, More Information About Fund Investment Strategies and Related Risks. When discussing compliance with SEC Release No. IC-10666 throughout the SAI, disclose how such compliance will occur. Specifically, (i) indicate when funds will enter offsetting position or segregate cash or liquid securities to cover potential obligations not covered; (ii) describe manner in which any amounts may be segregated – notional or marked to market; and (iii) state whether method of segregation differs according to type of derivative being described.

Response 43.       We have added the requested disclosure.

Comment 44.       SAI, Page 29, More Information About Fund Investment Strategies and Related Risks, Credit Default Swap Agreements. If the fund will write credit default swap agreements, supplementally confirm to the Staff that the fund will segregate the full notional amount of the swap.

Response 44.       We confirm that in the event that a fund writes credit default swap agreements, the fund will segregate the full notional amount of the swap.

Comment 45.       SAI, Page 71, Investment Limitations, Limits 8(a) and 8(b). With respect 8(a), please explain the legal basis for carve-outs (iii) and (iv). With respect to 8(b), please reconcile as the restriction seems to conflict.

Response 45.       With respect to 8(a), the carve-outs are intended to permit investment strategies that are otherwise permitted by the Investment Company Act and have been approved by the funds’ shareholders. Although the restriction does not say so, each fund intends to comply with the Investment Company Act limit on such strategies to no more than 33 1/3% of the fund’s total assets. With respect to 8(b), we have removed the phrase “may lend portfolio securities and” in order to correct a drafting error that inadvertently implied that the funds intended to exceed the Investment Company Act 33 1/3% limitation with respect to securities lending. It was never the funds’ intention to do so.

Comment 46.       SAI, Page 72, Investment Limitations, first paragraph following fundamental limitations. Regarding the look-through disclosure, please provide the legal basis for the exclusions noted.

Response 46.       Although information regarding holdings of underlying ETFs, unaffiliated mutual funds and/or closed end funds may be publicly available, we do not believe that such information is available in a format that would allow efficient analysis of the information. We have made no changes in response to this comment.

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Comment 47.       SAI, generally. Please state in your letter that disclosure in the SAI cannot be updated with 2014 information at this time.

Response 47.       The trust’s fiscal year closed on September 30; financial and certain other information as of that date is not yet available to include in the upcoming filing.

Comment 48.       SAI, Page 80, Management of the Trust, Proxy Voting Policies. Please more fully describe the policies of the adviser, subadviser and third-party service providers, as required by Item 17(f).

Response 48.       We have reviewed the referenced disclosure and Item 17(f), and in light of the fact that the funds’ policy as described requires that the policies of the adviser, subadvisers and any third-party service providers will not be followed if they conflict with the funds’ policy, we continue to believe that the referenced disclosure meets the requirement of Item 17(f).

Comment 49.       SAI, Page 81, Control Persons and Principal Holders of Securities. As required by Item 18, provide information about each person who controls any fund or state that no person controls any fund.

Response 49.       We have included the required disclosure in Appendix B to the SAI.

Comment 50.       SAI, Page 82, Investment Advisory and Other Services. Please confirm the investment advisory fee listed for the new fund since this information is missing from the prospectus.

Response 50.       So confirmed.

Comment 51.       SAI, Page 82, Investment Advisory and Other Services, Investment Advisory Agreement and Expense Limitation Agreement. In the paragraph introducing the table showing expense limitations, please remove the word “voluntary” since some of the arrangements shown are contractual.

Response 51.       We have made the requested change.

Comment 52.       SAI, page 89, Investment Advisory and Other Services, Distributor. Please indicate that the offering of shares is continuous, as required by Item 25(a)(2).

Response 52.       We have made the requested change.

Comment 53.       SAI, page 93, Investment Advisory and Other Services, Independent Registered Public Accounting Firm. Please provide an address for PwC, as required by Item 19(h).

Response 53.       We have added the requested disclosure.

Comment 54.       SAI, page 104, Brokerage Allocation and Other Practices. Regarding the information contained in the table showing aggregate broker commission paid, if the amounts shown for any given fund are materially different from the prior year, you are required to disclose the reason for such difference. (For example, see 2012 and 2013 for International Equity Fund.)

Response 54.       We have added the requested disclosure.

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Comment 55.       SAI, page 108, Purchase, Redemption and Pricing of Shares, Class A Shares—Reduced Initial Sales Charges. Please add the disclosure appearing in the prospectus regarding exchanges to/from money market funds.

Response 55.       With the recent closure of our money market funds, the disclosure requested to be added no longer applies. We have therefore made no changes in response to this comment.

Comment 56.       SAI, page 108, Purchase, Redemption and Pricing of Shares, Class A Shares—Reduced Initial Sales Charges. This disclosure appears to be missing “Account Reinstatement Privilege” that appears in the prospectus.

Response 56.       The referenced disclosure currently appears on page 112; we have therefore made no changes in response to this comment.

Comment 57.       SAI, page 108, Purchase, Redemption and Pricing of Shares, Class A Shares and Class C Shares—Waiver of Deferred Sales Charges. This information should also appear in the prospectus, as required by Item 12(a)(2).

Response 57.       We have added the required disclosure to the prospectus.

Comment 58.       SAI, page 110, Purchase, Redemption and Pricing of Shares, Class A Shares and Class C Shares—Waiver of Deferred Sales Charges. Regarding item (e), please confirm accuracy. How are exchanges from money market funds affected? Regarding item (g), please include disclosure regarding limitations on systematic withdrawals.

Response 58.       Regarding item (e), the statement is accurate. Since we have recently closed our money market funds, no additional disclosure needs to be added concerning exchanges from money market funds. Regarding item (g), we have added the requested disclosure.

Comment 59.       SAI, Appendix B. Please provide updated Principal Shareholders and Control Persons information.

Response 59.       We have updated Appendix B as required.

Comment 60.       Part C. Please provide consent of Sullivan & Worcester, LLP in your next filing. Please also note that the current consent of independent registered public accounting firm cannot be incorporated by reference.

Response 60.       We will file both consents with our upcoming 485BPOS filing.

Comment 61.       Part C, signature page. In future 485(a) filings, please do not include 485(b) certification in the 1933 Act and 1940 Act signature introductory language.

Response 61.       We will endeavor to use the correct signature introductory language in all future filings.

Comment 62.       Please confirm that all required information that was omitted in the 485(a) filing will be included in the next filing.

Response 62.       So confirmed.

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Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc:	Ann Flood

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